Philips intends to sell Assembléon

December 2, 2010

Amsterdam, the Netherlands – Royal Philips Electronics (NYSE: PHG, AEX: PHI) announced today that it intends to sell a majority stake in Assembléon to H2 Equity Partners, an independent private equity firm. Philips will retain a 20 percent stake in Assembléon once the transaction, which is subject to the advice of the works council and customary regulatory filings, is completed.

Assembléon, with headquarters in Veldhoven, the Netherlands, is a global supplier of so-called surface mount technology pick & place solutions for the electronics manufacturing industry. The company, which employs just over 400 people, generated sales of EUR 92 million in the first nine months of 2010.

Financial details of the proposed transaction will not be disclosed.

For further information, please contact:
Joost Akkermans
Philips Corporate Communications
Tel: +31 20 59 77406
E-mail: joost.akkermans@philips.com

Tonn van de Laar
Partner at H2 Equity Partners
Tel: +31 20 679 0822
E-mail: t.vdlaar@h2.nl

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a diversified health and well-being company, focused on improving people’s lives through timely innovations. As a world leader in healthcare, lifestyle and lighting, Philips integrates technologies and design into people-centric solutions, based on fundamental customer insights and the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs more than 116,000 employees in more than 60 countries worldwide. With sales of EUR 23 billion in 2009, the company is a market leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as lifestyle products for personal well-being and pleasure with strong leadership positions in flat TV, male shaving and grooming, portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter.

About H2 Equity Partners
H2 Equity Partners (H2) is an independent private equity firm founded in 1991, with offices in Amsterdam, Munich and London. H2 focuses on investments in mid-sized companies in the Benelux, Germany and the UK that can benefit from its in-house operating skills and expertise. H2 currently has 13 companies in its portfolio with over € 1.6 billion in sales and approximately 6000 employees. H2 Equity Partners has built a strong track record over its 20 years of investing and has currently approximately € 500 million under management. www.h2.nl